EXHIBIT 99.1

B Communications Ltd. (the “Company”) advises that the 2013 Annual General Meeting of the Company (the “Meeting”) was held on June 13, 2013 at 2 Dov Friedman Street, Ramat Gan 52503, Israel. The following resolutions were passed at the Meeting:

(1)	To reelect the following three directors for terms expiring at the Company’s 2014 Annual General Meeting of Shareholders: Mr. Shaul Elovitch, Mr. Or Elovitch and Ms. Anat Winner.

(2)	To approve a bonus payment to our chief executive officer for his services in 2012.

(3)
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2013, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services, all without derogate from the relevant powers granted to the Board of Directors according to the Israeli Companies Law.

In addition, the auditor’s report and audited consolidated financial statements of the Company for the year ended December 31, 2012 were presented at the Meeting.